Form 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Liquid Media Group Ltd. (the “Company”)
33 W. 8th Avenue - Unit 101
Vancouver, BC
V5Y 1M8

Item 2:	Date of Material Change

September 20, 2018

Item 3:	News Release

A news release was issued and disseminated on September 20, 2018 and filed on SEDAR (www.sedar.com).

Item 4:	Summary of Material Change

On September 20, 2018, the Company announced that Krysanne Katsoolis resigned as a director of the Company.

Item 5:	Full Description of Material Change

See item 4.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7:	Omitted Information

None

Item 8:	Executive Officer

Daniel Cruz, Director
778-840-4571

Item 9:	Date of Report

September 20, 2018